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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                              STAR SCIENTIFIC, INC.

                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  85517 P 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                James A. McNulty
                                c/o Star Scientific, Inc.
                                16 South Market Street
                                Petersburg, Virginia 23803
                                (804) 861-0681
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 28, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                PAGE 1 of 7 PAGES

                                  SCHEDULE 13D
-------------------------------------------------------------------------------------------------------------
CUSIP NO. 85517 P10 1                                                                       PAGE 2 of 7 PAGES
-------------------------------------------------------------------------------------------------------------
1.          NAME OF REPORTING PERSON    Regent Court Technologies, LLC

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                       (a) [ ]
                                                                                                       (b) [ ]
-------------------------------------------------------------------------------------------------------------
3.          SEC USE ONLY

-------------------------------------------------------------------------------------------------------------
4.          SOURCE OF FUNDS*

-------------------------------------------------------------------------------------------------------------
5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                                             [ ]

-------------------------------------------------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION

                                                             Virginia

-------------------------------------------------------------------------------------------------------------
                                     7.          SOLE VOTING POWER
             NUMBER OF

               SHARES                ------------------------------------------------------------------------
                                     8.          SHARED VOTING POWER
            BENEFICIALLY
                                                     1,100,000
            OWNED BY EACH            ------------------------------------------------------------------------
                                     9.          SOLE DISPOSITIVE POWER
              REPORTING

               PERSON                ------------------------------------------------------------------------
                                    10.          SHARED DISPOSITIVE POWER

                                                     1,100,000

-------------------------------------------------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     1,100,000

-------------------------------------------------------------------------------------------------------------
12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                                                [ ]

-------------------------------------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                     1.9%

-------------------------------------------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON*

                                                     OO

-------------------------------------------------------------------------------------------------------------

CUSIP NO.  85517 P10 1                                                                      PAGE 3 of 7 PAGES

-------------------------------------------------------------------------------------------------------------
15.         NAME OF REPORTING PERSON :   Jonnie R. Williams

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------------------------------------
16.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                       (a) [x]
                                                                                                       (b) [ ]
-------------------------------------------------------------------------------------------------------------
17.         SEC USE ONLY

-------------------------------------------------------------------------------------------------------------
18.         SOURCE OF FUNDS*

-------------------------------------------------------------------------------------------------------------
19.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                                             [ ]

-------------------------------------------------------------------------------------------------------------
20.         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                 United States of America

-------------------------------------------------------------------------------------------------------------
                                     21.         SOLE VOTING POWER
             NUMBER OF
                                                       16,115,264.20
               SHARES                 -----------------------------------------------------------------------
                                     22.         SHARED VOTING POWER
            BENEFICIALLY
                                                       1,100,000
            OWNED BY EACH             -----------------------------------------------------------------------
                                     23.         SOLE DISPOSITIVE POWER
             REPORTING
                                                       16,115,264.20
              PERSON                  -----------------------------------------------------------------------
                                     24.         SHARED DISPOSITIVE POWER

                                                       1,100,000

-------------------------------------------------------------------------------------------------------------
25.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       17,215,264.20

-------------------------------------------------------------------------------------------------------------
26.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                                                [ ]

-------------------------------------------------------------------------------------------------------------
27.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                          29%

-------------------------------------------------------------------------------------------------------------
28.         TYPE OF REPORTING PERSON*

                                                          IN

-------------------------------------------------------------------------------------------------------------

                                                                                                    PAGE 4 OF 7 PAGES

CUSIP NO.  85517 P10 1                                                                              PAGE 4 of 7 PAGES

---------------------------------------------------------------------------------------------------------------------
29.         NAME OF REPORTING PERSON Francis E. O'Donnell, Jr., M.D.

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

---------------------------------------------------------------------------------------------------------------------
30.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                               (a) [x]
                                                                                                               (b) [ ]
---------------------------------------------------------------------------------------------------------------------
31.         SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------
32.         SOURCE OF FUNDS*

---------------------------------------------------------------------------------------------------------------------
33.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                                                     [ ]

---------------------------------------------------------------------------------------------------------------------
34.         CITIZENSHIP OR PLACE OF ORGANIZATION

                                             United States of America

---------------------------------------------------------------------------------------------------------------------
                                     35.         SOLE VOTING POWER
             NUMBER OF
                                                 2,268,362
              SHARES                  --------------------------------------------------------------------------------
                                     36.         SHARED VOTING POWER
           BENEFICIALLY
                                                 1,100,000
          OWNED BY EACH               --------------------------------------------------------------------------------
                                     37.         SOLE DISPOSITIVE POWER
            REPORTING
                                                 2,268,362
             PERSON                   --------------------------------------------------------------------------------
                                     38.         SHARED DISPOSITIVE POWER

                                                 1,100,000

---------------------------------------------------------------------------------------------------------------------
39.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                 3,368,362

---------------------------------------------------------------------------------------------------------------------
40.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                                                        [ ]

---------------------------------------------------------------------------------------------------------------------
41.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                 5.7%

---------------------------------------------------------------------------------------------------------------------
42.         TYPE OF REPORTING PERSON*

                                                 IN

                      *SEE INSTRUCTIONS BEFORE FILING OUT!
---------------------------------------------------------------------------------------------------------------------

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               PAGE 5 OF 7 PAGES

Item 1. Security and Issuer: This statement relates to the Common Stock, $.01 par value, per share ("Common Stock") of Star Scientific, Inc. ("Star Scientific"). The address of Star Scientific's executive office is 16 South Market Street, Petersburg, Virginia 23803.

Item 2. Identity and Background.

        The name of the persons filing this Schedule are as follows:

        1.      Regent Court Technologies, LLC.

                (a) The business address of Regent Court Technologies, LLC is 709 The Hamptons Lane, Town and Country, Missouri 63017.

                (b)     Research and Development

                (c)     No

                (d)     No

                (e)     Virginia

        2.      Jonnie R. Williams

                (a) The business address of Mr. Williams is 16 South Market Street, Petersburg, Virginia 23803.

                (b)     Mr. Williams is a member of Regent Court Technologies,
                        LLC

                (c)     No

                (d)     No

                (e)     United States of America

        3.      Francis E. O'Donnell, Jr.,M.D.

                (a) The business address of 709 The Hamptons Lane, Town and Country, Missouri 63017.

                (b) Opthamologist- 709 The Hamptons Lane, Town and Country, Missouri

                (c)     No

                (d)     No

                (e)     United States of America

Item 3. Source and Amount of Funds or Other Consideration. Not applicable

Item 4. Purpose of Transaction. On February 28, 2000, Regent Court Technologies, LLC distributed an aggregate of 32,262,064.96 shares of Common Stock of Star Scientific to Jonnie R. Williams and to Irrevocable Trust #1 FBO Francis E. O'Donnell, M.D.

                                                               PAGE 6 OF 7 PAGES

Item 5. Interest in Securities of the Issuer.

                (a) Regent Court Technologies, LLC, beneficially owns 1,100,000 shares of Common Stock, a 1.9% voting percentage.

                        Jonnie R. Williams beneficially owns an aggregate of 17,215,264.20 shares of Common Stock of Star Scientific, a 29% voting percentage. Mr. Williams individually holds 16,115,264.20 shares of Common Stock.

                        Francis E. O'Donnell, Jr., M.D. serves as trustee of four trusts for the benefit of the children of Jonnie R. Williams. An aggregate of 2,268,362 shares is contained in these trusts. As a member of Regent Court Technologies, LLC, Dr. O'Donnell shares voting and dispositive power over 1,100,00 shares of Common Stock. Dr. O'Donnell is deemed to beneficially own an aggregate of 3,368,362 shares of Common Stock of Star Scientific, Inc., a 5.7% voting percentage by virtue of his voting and investment power over the shares contained in the trusts and held by Regent Court Technologies, LLC.

                (b) Regent Court Technologies, LLC- shared voting and dispositive power: 1,100,000 shares of Common Stock;

                        Jonnie R. Williams- sole voting and dispositive power:
                        16,115,264.48 shares of Common Stock; shared voting and dispositive power: 1,100,000 shares of Common Stock;

                        Francis E. O'Donnell, Jr., M.D. - sole voting and dispositive power as trustee: 2,268,362 shares of Common Stock; shared voting and dispositive power: 1,100,000 shares of Common Stock.

                (c)     Not applicable.

                (d)     Not applicable.

                (e) On February 28, 2000, Regent Court Technologies, LLC ceased to be the beneficial owner of more than 5% of the Common Stock.

Item 6. Contracts, Arrangements, Understanding or Relationship With respect to Securities of the Issuer.

                        Not applicable.

Item 7.         Materials to be Filed as Exhibits.

                        Not applicable.

                                                               PAGE 7 OF 7 PAGES

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED: March 9, 2000

                                 REGENT COURT TECHNOLOGIES, LLC


                                        /s/ Francis E. O'Donnell, M.D.
                                        ------------------------------------
                                 By:    Francis E. O'Donnell, Jr., M.D.
                                 Title: Member and Trustee

                                        /s/  Jonnie R. Williams
                                        ------------------------------------
                                 By:    Jonnie R. Williams
                                 Title: Member